4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

November 22, 2017

FILED ON EDGAR

Jay Ingram

Legal Branch Chief Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:       ATI Modular Technology Corporation

Amendment 3 to Information Statement on Schedule 14C

Filed September 29, 2017

File N. 000-55699

Dear Mr. Ingram:

This letter is in response to the Commissions’ October 10, 2017 comment letter regarding Amendment No. 3 to the Information Statement on Schedule 14C submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

General

1.	We note your response to comment 2 of our letter dated September 13, 2017, wherein you state that you have concluded that the filing of a Form S-4 is necessary in order to register under the Securities Act of 1933 the shares you intend to issue as consideration in the merger with AmericaTowne, Inc. Please revise your information statement to disclose that an effective registration statement on Form S-4 registering the issuance of the consideration shares you intend to issue as consideration is required before you may consummate the transaction.

Response: The Company notes the Commission’s comment and has revised its Schedule 14C/A to include language that effectiveness of a registration statement is a condition precedent to the effectuation of the merger.

2.	We have reviewed your response to comment 3 from our letter dated September 13, 2017. Item 14(b)(10) of Schedule 14A refers to Item 301 of Regulation S-K simply to identify the dates for which the requested per share data are required. While smaller reporting companies are not required to provide the information set forth in Item 301 of Regulation S-K, there does not appear to be a similar exemption for information set forth in Item 14(b) (10) of Schedule 14A. It also appears that this information would be important to your investors given the significant changes that will be made to your equity as a result of the stock split and the shares to be issued as part of the merger. In this regard, please provide the pro forma information required by Item 14(b)(10) of Schedule 14A to reflect the stock split as well as the merger.

Response: The Company has revised its Schedule 14/C to include the requested information pursuant to the Commission’s comment.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins